Exhibit 3

FOR IMMEDIATE RELEASE

Global Value Investment Corporation’s Interim CEO and President JP Geygan Appointed to Fluent, Inc.’s Board of Directors

Milwaukee, WI – January 17, 2025 – Global Value Investment Corporation (GVIC), an investment firm specializing in disciplined, value-oriented investing, announces Interim CEO and President JP Geygan's appointment to the Board of Directors of Fluent, Inc. (NASDAQ: FLNT), a leading commerce media solutions company.

GVIC beneficially owns approximately 15% of Fluent, Inc.’s common stock, underscoring its commitment to the company's growth and development. Geygan’s experience in corporate governance and capital allocation along with a track record of proven success in growing GVIC’s assets under management makes this appointment a strong addition to the board, demonstrating an ability to drive financial performance while mitigating risk.

"We are excited to continue to deepen our engagement with a portfolio company and we are enthusiastic about the future of Fluent," says Geygan. "I look forward to contributing to Fluent’s innovative journey and supporting its mission to deliver exceptional value to its clients and shareholders."

Fluent, Inc.'s data-driven performance marketing solutions empower brands to connect with consumers and drive business growth. Geygan’s addition to the board is expected to enhance the company’s strategic direction and foster long-term value creation.

About Fluent, Inc.
Fluent, Inc. (NASDAQ: FLNT) has been a leader in performance marketing since 2010, offering customer acquisition and partner monetization solutions that exceed client expectations. Leveraging untapped channels and diverse ad inventory across partner ecosystems and owned sites, Fluent connects brands with consumers at the most optimal moment, ensuring impactful engagement when it matters most. Constantly innovating and optimizing for performance, Fluent unlocks additional revenue streams for partners and empowers advertisers to acquire their most valuable customers at scale. For more insights visit https://www.fluentco.com/.

About GVIC
GVIC is an investment management firm that deploys patient capital to build generational wealth. The firm was founded in 2007 in Milwaukee, Wisconsin as a fundamental value manager with a long-term investment horizon. GVIC provides portfolio management services to individual and institutional clients, primarily registered investment advisors and broker-dealers, through separately managed accounts and private fund investments. As the firm has evolved, its commitment to disciplined, value-oriented investment principles has continued to anchor its philosophy and reward its stakeholders. The firm is 100% employee-owned. For more information about GVIC and its investment strategies, please visit www.gvi-corp.com/.

Media Contact:
Kristin Mastantuono, Marketing Director
Global Value Investment Corporation
Email: Kristin.Mastantuono@gvi-corp.com
Phone: (262) 478-0656